UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-32705
CUSIP NUMBER

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Majestic Capital, Ltd.

Full Name of Registrant

CRM Holdings, Ltd.

Former Name if Applicable

PO Box HM 2062

Address of Principal Executive Office (Street and Number)

Hamilton HM HX Bermuda

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the Current Report on Form 8-K of Majestic Capital, Ltd. (the "Company") filed on March 21, 2001, Bayside Capital Partners LLC terminated the previously announced merger agreement with the Company due to a material deteoration in the Company's captial surplus, an inability to secure regulatory approval for the merger, and a failure to satsify a certain closing conidition.

Additionally, on March 28, 2011, the Company disclosed in the Current Report on Form 8-K that A.M. Best Co. (A.M. Best) has downgraded the financial strength rating of Majestic Insurance Company, Majestic Capital's primary insurance subsidiary, to B (Fair) from B++ (Good).  In addition, A.M. Best downgraded the debt ratings to "ccc+" from"b+" on the trust preferred securities of Majestic USA Capital, Inc. and Embarcadero Insurance Holdings, Inc.  The status for all ratings was revised to under review with negative implications from under review with developing implications.

Accordingly, the Company has been working diligently to evaluate the Company's business and financial position in view of these matters and their impact on various disclosures in the Company's Annual Report on Form 10-K for the year ended December 31, 2010.  These matters have required the Company's management to devote substantial time and attention to these issues.  The Company requires additional time to complete its disclosures in the Form 10-K in sufficient time to allow its independent certified public accountants to complete the audit of the registrant for the year ended December 31, 2010, before the required filing date.  Consequently, the above factors  have resulted in the Company's inability to finalize its Form 10-K within the prescribed period without unreasonable effort or expense.  The Company expects to be able to file its Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James J. Scardino	(441)	295-6689
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(See Attachment)

Majestic Capital, Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2011	By	/s/ James J. Scardino
James J. Scardino Chief Executive Officer

Attachment

The Company anticipates that its net loss for the fourth quarter of 2010 will be approximately $10.4 million.  This compares to a net loss of $19.1 million in the fourth quarter of 2009.  Based on this current year fourth quarter estimate, the Company expects that its net loss for the year ended December 31, 2010 will be $34.7 million, compared to a net loss of $46.8 million for the year ended December 31, 2009.  The net losses in 2010 are primarily attributable to:

•
The December 2009 downgrade of Majestic Insurance Company’s financial strength rating to B++ from A-, which impeded the Company’s ability to renew existing insureds and to attract new business in a highly competitive market;

•	Expenses related to the September 2010 proposed settlement of litigation involving the New York self-insured groups and other ongoing litigation; and
•	Charges related to the early termination and subsequent license agreement related to Poughkeepsie office space.

The foregoing are preliminary estimates and are subject to ongoing evaluation and audit by the Company’s independent registered public accounting firm.  Continued work on these matters may result in change in these estimated results to be included in the Company’s annual report on Form 10-K.

The statements contained in this Notification of Late Filing contain forward looking statements, which include, without limitation, statements about our plans, strategies and prospects. These statements are based on our current expectations and projections about future events and are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “seek,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve such plans, intentions or expectations.

The following are some of the factors that could affect financial performance or could cause actual results to differ materially from estimates contained in or underlying our forward-looking statements:

•	our inability to function as a going concern;

•	actions by insurance regulators seizing or otherwise taking control of our insurance company subsidiaries or their assets;

•	actions by our creditors or securities holders commencing liquidation or similar proceedings against us, our subsidiaries or their assets;

•	the effects of mergers, acquisitions and divestitures;

•	the cyclical nature of the insurance industry;

•	premium rates;

•	investment results;

•	legislative and regulatory changes;

•	the estimation of loss reserves and loss reserve development;

•	reinsurance may be unavailable on acceptable terms, or even if available, we may be unable to collect reinsurance;

•	the status or outcome of legal and/or regulatory proceedings;

•	the occurrence and effects of wars and acts of terrorism;

•	the effects of competition;

•	failure to retain key personnel;

•	economic downturns; and

•	natural disasters.

You should carefully read this Notice of Late Filing, the documents we reference herein, and the documents we have filed as exhibits, together will all other documents we have filed with the SEC, with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect and that these differences may be material. We qualify all of our forward looking statements by these cautionary statements. We undertake no obligation to update any of the forward looking statements after the date of this report to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law.